                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

     For the fiscal year ended DECEMBER 31, 1996.

             OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

     For the transition period from ________ to ________

     Commission file number 0-11309.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               GALILEO CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               GALILEO CORPORATION
                           GALILEO PARK, P. O. BOX 550
                         STURBRIDGE, MASSACHUSETTS 01566

Financial Statements of the Plan
--------------------------------

Report of Independent Auditors.

     1. Statements of Financial Condition.
     2. Statements of Changes in Plan Equity.
     3. Notes to Financial Statements.

Exhibit
-------
Consent of Ernst & Young to the incorporation by reference in the Registration Statements (Form S-8 No. 33-7702, No. 333-23345, No. 333-23347) pertaining to
Employee Stock Purchase Plans and a stock option plan of Galileo Corporation and in the related Prospectus to our report dated March 7, 1997, with respect to the financial statements of the Galileo Corporation Employee Stock Puchase Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.


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                                    SIGNATURE


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                   GALILEO CORPORATION
                                   EMPLOYEE STOCK PURCHASE PLAN



                                   By: /s/ Josef W. Rokus
                                      -----------------------------------------
                                      Josef W. Rokus
                                      Vice President, Corporate Development



Date: March 27, 1997


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                              FINANCIAL STATEMENTS

                               GALILEO CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                     YEARS ENDED DECEMBER 31, 1996 AND 1995



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                               Galileo Corporation
                          Employee Stock Purchase Plan

                              Financial Statements


                     Years ended December 31, 1996 and 1995




                                    CONTENTS

Report of Independent Auditors.............................................. 1

Audited Financial Statements

Statements of Financial Condition..........................................  2
Statements of Changes in Plan Equity.......................................  3
Notes to Financial Statements..............................................  4


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                         Report of Independent Auditors


The Employee Stock Purchase Plan Committee
Galileo Corporation
  Employee Stock Purchase Plan

We have audited the accompanying statements of financial condition of the Galileo Corporation Employee Stock Purchase Plan as of December 31, 1996 and 1995, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Galileo Corporation Employee Stock Purchase Plan at December 31, 1996 and 1995, and the changes in its plan equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                 ERNST & YOUNG LLP
Providence, Rhode Island
March 7, 1997
                                                                              1

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                               Galileo Corporation
                          Employee Stock Purchase Plan

                        Statements of Financial Condition


                                                             DECEMBER 31
                                                          1996         1995
                                                      -------------------------

ASSETS
Investment in common stock at market (cost of
  $166,825 and $191,196 at 1996 and 1995,
   respectively)(Notes 4 and 6)
                                                       $534,936       $279,139

Cash and cash equivalents                                 3,600          1,201
                                                      -------------------------
Total assets                                           $538,536       $280,340
                                                      =========================


LIABILITIES AND PLAN EQUITY
Accounts payable                                       $      -       $  5,204
Amounts due to the Company                               63,305         21,750

Plan equity:
  Vested                                                475,231        227,680
  Nonvested                                                   -         25,706
                                                      -------------------------
Total plan equity                                       475,231        253,386
                                                      -------------------------
Total liabilities and plan equity                      $538,536       $280,340
                                                      =========================



See accompanying notes.

                                                                              2

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                               Galileo Corporation
                          Employee Stock Purchase Plan

                      Statements of Changes in Plan Equity


                                                  YEAR ENDED DECEMBER 31
                                             1996           1995        1994
                                           ------------------------------------

Interest income                            $      55     $     24     $     27

Net appreciation (depreciation) in fair
  value of investments (Note 4)              280,168      175,483       28,388

Realized gain (loss) on shares sold
  (Note 5)                                    66,231          149      (13,337)

Contributions:
  Employee                                    24,168       15,739       17,994
  Employer                                    10,142        6,540        7,627
  Forfeitures                                (41,555)     (15,767)      (3,382)
                                           ------------------------------------
Net contributions                             (7,245)       6,512       22,239

Withdrawals                                 (117,364)     (16,562)     (60,446)
                                           ------------------------------------
Increase (decrease) in plan equity           221,845      165,606      (23,129)

Plan equity at beginning of year             253,386       87,780      110,909
                                           ------------------------------------
Plan equity at end of year                 $ 475,231     $253,386     $ 87,780
                                           ====================================


See accompanying notes.

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                               Galileo Corporation

                          Employee Stock Purchase Plan


                          Notes to Financial Statements

                           December 31, 1996 and 1995


1. DESCRIPTION OF PLAN

Galileo Corporation (the Company) adopted an Employee Stock Purchase Plan (the
Plan) on June 18, 1986, pursuant to which employees may purchase shares of the Company's common stock through payroll deductions and receive partially matching contributions from the Company to purchase additional common stock. In addition to payroll deductions, employees are allowed to make direct contributions to the Plan.

Any full-time employee of the Company is eligible to participate in the Plan if he or she is at least eighteen years of age and has been employed by the Company for twelve consecutive months. In addition, any part-time employee who meets the same age requirements and has been in the Company's employ for twenty-four consecutive months is eligible. Participation in the Plan is strictly voluntary.

The Plan is administered by a committee appointed by the Board of Directors of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

Investments in common stock of the Company are purchased in the open market. Shares are carried at market value based upon the latest reported sales price. Monthly stock purchases are recorded at the average of the market values during the month. Realized gains and losses are determined on an average cost basis.

ADMINISTRATIVE EXPENSES

All expenses of the Plan are paid by the Company.

CONTRIBUTIONS

In any given year, the maximum amount of contributions that a participant may make is $1,000. Matching employer contributions are made on a sliding scale as follows:

                  50%                                          First $250
                  40%                                         Second $250
                  30%                                           Last $500


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                               Galileo Corporation

                          Employee Stock Purchase Plan


                          Notes to Financial Statements

                           December 31, 1996 and 1995



2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAX STATUS

The Plan is a nonqualified profit-sharing plan under the Internal Revenue Code of 1986 (the Code). Company contributions are tax deductible expenses for the Company at the time the participant's interest in the contributions vest. Company contributions will result in taxable ordinary income to participants when their interests in such contributions are vested. Hence, the Plan itself is not subject to income taxes.

The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, which relates to the protection of employee benefit rights, because it is not a plan of deferred compensation and is not subject to
Section 401(a) of the Code.

3. VESTING AND BENEFITS

Common stock purchased with a participant's contributions becomes vested in the participant's account immediately. Common stock purchased with Company contributions becomes vested in the participant's account on January 1 of the second plan year following the plan year during which such contributions are made. Additional shares resulting from a stock split or stock dividend vest immediately. A participant's account derived from Company contributions will also vest upon his or her sixty-fifth birthday, upon early retirement with twenty years of service, disability or death, or upon termination of the Plan. If a participant makes withdrawals, the unvested portion of his or her account will be forfeited proportionately to the amount of vested shares withdrawn. Forfeitures are repayable to the Company or may be used by the Company to offset future Company contributions.

Upon retirement at age sixty-five, the participant shall be entitled to receive the entire number of shares of common stock held in his or her account and cash equal to the value of any fractional share, including any portion which would not otherwise be vested at that time.

At December 31, 1996 and 1995, there were 78 and 81 Plan participants, respectively.


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                               Galileo Corporation

                          Employee Stock Purchase Plan


                          Notes to Financial Statements

                           December 31, 1996 and 1995



4. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

Investments consisted of 21,291 shares, 26,905 shares, and 26,598 shares, of the Company's $.01 par value common stock at December 31, 1996, 1995 and 1994, respectively. The cost of such shares amounted to $166,825, $191,196, and $190,607, at December 31, 1996, 1995 and 1994, respectively. Net unrealized appreciation (depreciation) of investments is as follows:

 Balance at December 31, 1993                              $(115,928)
 Change for the year                                          28,388
                                                           ---------
 Balance at December 31, 1994                                (87,540)
 Change for the year                                         175,483
                                                           ---------
 Balance at December 31, 1995                                 87,943
 Change for the year                                         280,168
                                                           ---------
 Balance at December 31, 1996                              $ 368,111
                                                           =========

5. REALIZED GAINS AND LOSSES

The realized gain (loss) on shares sold was determined as follows:

                                       AVERAGE                      REALIZED
                                         COST        PROCEEDS      GAIN (LOSS)
                                      -----------------------------------------

  Year ended December 31, 1994         $27,266       $13,929       $(13,337)

  Year ended December 31, 1995         $ 5,957       $ 6,106       $    149

  Year ended December 31, 1996         $33,309       $99,540       $ 66,231

6. SUBSEQUENT EVENTS

The market value of a share of the Company's common stock has decreased from $25 1/8 at December 31, 1996 to $7 1/4 at March 7, 1997. Had this market price been reflected in the financial statements, the value of the plan investments would be $154,360.

                                                                              6

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                               Galileo Corporation

                          Employee Stock Purchase Plan


                          Notes to Financial Statements

                           December 31, 1996 and 1995



6. SUBSEQUENT EVENTS (CONTINUED)

Effective January 1, 1997, the Company adopted the 1997 Employee Stock Purchase Plan ("New Plan"), a Section 423 stock purchase plan. All participants in the Plan will automatically (1) become participants in the New Plan, and (2) become vested in all shares in the New Plan. The net assets of the Plan will be transferred to the New Plan during the first quarter of 1997.

The New Plan provides quarterly offering dates which establish offering periods during which employees may make contributions to the Plan through payroll deduction with an annual maximum of $25,000 of shares of the Company's stock at a 15% discount off the lower of the fair market value of the Company's stock at the beginning or end of the offering period. The Company will contribute to the New Plan an amount equal to the 15% discount. The Company will have no other contribution requirement.


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                       Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-7702, No. 333-23345, No. 333-23347) pertaining to Employee
Stock Purchase Plans and a stock option plan of Galileo Corporation and in the related Prospectus of our report dated March 7, 1997, with respect to the financial statements of the Galileo Corporation Employee Stock Purchase Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.



                                                ERNST & YOUNG LLP



Providence, Rhode Island
March 26, 1997